UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
PRIVATEBANCORP, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
742962 10 3

(CUSIP Number)
Collin E. Roche
GTCR Golder Rauner II, L.L.C.
300 N. LaSalle Street
Suite 5600
Chicago, Illinois 60654
(312) 382-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
COPY TO:
Dennis M. Myers, P.C.
Kirkland & Ellis LLP
300 N. LaSalle Street
Chicago, Illinois 60654
(312) 862-2000
November 2, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	742962 10 3	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR Fund IX/A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,293,323

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,293,323

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,293,323

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.70%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	742962 10 3	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR Partners IX, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,418

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,676,109

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,418

WITH	10	SHARED DISPOSITIVE POWER

		9,676,109

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,677,527

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	742962 10 3	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR Golder Rauner II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,739,947

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,739,947

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,739,947

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.64%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	742962 10 3	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR FUND IX/B, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,382,786

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,382,786

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,382,786

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.02%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	742962 10 3	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR CO-INVEST III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		62,420

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		62,420

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	62,420

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

     The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2007, and as amended by Amendment No. 1 to Schedule 13D filed with the Commission on June 16, 2008, and by Amendment No. 2 to Schedule 13D filed with the commission on June 22, 2009 (as amended to the date hereof, the “Statement”) by the persons named therein is hereby amended and supplemented by this Amendment No. 3 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement.
     Item 1. Security and Issuer.
     Item 1 of the Statement is hereby amended by deleting the existing Item 1 in its entirety and replacing it as follows:
     The class of equity security to which this Statement relates is the common stock, no par value (the “Common Stock”), of PrivateBancorp, Inc., a Delaware corporation (the “Issuer”). Each of the persons named in Item 2 below may also be deemed to be the beneficial owner of shares of Common Stock through its ownership of Non-voting Common Stock, no par value, of the Issuer, which is convertible into Common Stock, as set forth in the Amended and Restated Certificate of Incorporation of the Issuer. The address of the Issuer’s principal executive offices is 70 West Madison, Chicago, IL 60602.
     Item 2. Identity and Background.
     Item 2 of the Statement is hereby amended by deleting the existing Item 2 in its entirety and replacing it as follows:
     (a) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) GTCR Fund IX/A, L.P., a Delaware limited partnership (“Fund IX/A”), by virtue of its direct beneficial ownership of Common Stock and Non-voting Common Stock; (ii) GTCR Fund IX/B, L.P., a Delaware limited partnership (“Fund IX/B”), by virtue of its direct beneficial ownership of Common Stock and Non-voting Common Stock; (iii) GTCR Co-Invest III, L.P., a Delaware limited partnership (“Co-Invest,” and together with Fund IX/A, Fund IX/B, the “GTCR Funds”), by virtue of its direct beneficial ownership of Common Stock and Non-voting Common Stock; (iv) GTCR Partners IX, L.P., a Delaware limited partnership (“Partners IX”), by virtue of its direct beneficial ownership of Common Stock and of it being the general partner of Fund IX/A and Fund IX/B; and (v) and GTCR Golder Rauner II, L.L.C., a Delaware limited liability company (“GTCR”), by virtue of it being the general partner of Partners IX, and Co-Invest. Fund IX/A, Fund IX/B, Co-Invest, Partners IX and GTCR are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”
     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.
     The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.
     Certain information required by this Item 2 concerning the executive officers and members of GTCR is set forth on Schedule A attached hereto, which is incorporated herein by reference.
     (b) The address of the principal business and principal office of each of the Reporting Persons is 300 North LaSalle Street, Chicago, IL 60654.
     (c) The principal business of each of the Reporting Persons, including Partners IX as general partner of Fund IX/A and Fund IX/B and GTCR as general partner of Partners IX and Co-Invest, is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested.
     (d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) All individuals named in Schedule A to this Statement are citizens of the United States.
     Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Statement is hereby amended by deleting the existing Item 3 in its entirety and replacing it as follows:
     Pursuant to a stock purchase agreement, dated November 26, 2007, between the Issuer, the GTCR Funds and other purchasers (the “2007 Stock Purchase Agreement”), the GTCR Funds acquired an aggregate of 2,055,033 shares of Common Stock and 1,428.074 shares of Series A Junior Nonvoting Preferred Stock, no par value (the “Preferred Stock”) for an aggregate purchase price of $100,000,001.97. The GTCR Funds’ source of funds was capital contributions from the partners of the GTCR Funds.
     Pursuant to a stock purchase agreement, dated June 10, 2008, between the Issuer and the GTCR Funds (the “Preferred Stock Purchase Agreement”), the GTCR Funds acquired an aggregate 522.963 shares of Preferred Stock for an aggregate purchase price of $17,069,512.32. The GTCR Funds’ source of funds was capital contributions from the partners of the GTCR Funds.
     On May 23, 2008, the Issuer granted 1,418 restricted stock units to Partners IX in lieu of an award which would otherwise have been granted to Colin E. Roche as a director of the Issuer.
     Pursuant to a letter agreement, dated June 17, 2009, among the Issuer and the GTCR Funds (the “Conversion Agreement”), the GTCR Funds converted their 1,951.037 shares of Preferred Stock into 1,951,037 shares of Non-voting Common Stock.
     Pursuant to a stock purchase agreement, dated as of November 2, 2009, between the Issuer and the GTCR Funds (the “2009 Stock Purchase Agreement”), the GTCR Funds acquired an aggregate of 1,584,879 shares of Non-voting Common Stock for an aggregate purchase price of $12,797,897.93. The GTCR Funds’ source of funds was capital contributions from the partners of the GTCR Funds.
     On November 2, 2009, the GTCR Funds purchased an aggregate of 4,147,581 shares of Common Stock in a primary public offering by the Issuer, for an aggregate purchase price of $35,254,438.50. The GTCR Funds’ source of funds was capital contributions from the partners of the GTCR Funds.
     Copies of the 2007 Stock Purchase Agreement, the Preferred Stock Purchase Agreement, the Conversion Agreement and the 2009 Stock Purchase Agreement are filed as exhibits hereto and are incorporated herein by reference. The summary of these agreements and the agreements referred to elsewhere in this Statement and incorporated herein by reference are not intended to be complete and are qualified in their entirety by reference to the detailed provisions of such agreements and documents.

     Item 4. Purpose of Transaction.
     Item 4 of the Statement is hereby amended by deleting the existing Item 4 in its entirety and replacing it as follows:
     The GTCR Funds hold the Common Stock and Non-voting Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the GTCR Funds may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.
     Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.
     Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.
     The information set forth in Item 3 and Item 6 of this Schedule 13D is hereby incorporated herein by reference.
     Item 5. Interest in Securities of the Issuer.
     Item 5 of the Statement is hereby amended by deleting the existing Item 5 in its entirety and replacing it as follows:
     (a) As of the date hereof, each share of Non-voting Common Stock is convertible into one share of Common Stock. The following information is as of the date hereof and assumes there are 67,848,996 shares of Common Stock outstanding.
     By virtue of its beneficial ownership of 3,011,182 shares of Non-voting Common Stock (assuming conversion of all such 3,011,182 shares of Non-voting Common Stock into 3,011,182 shares of Common Stock) and 5,282,141 shares of Common Stock, Fund IX/A is the direct beneficial owner of 8,293,323 shares of Common Stock, or approximately 11.70% of the Common Stock outstanding as of the date of this Statement.
     By virtue of its beneficial ownership of 502,071 shares of Non-voting Common Stock (assuming conversion of all such 502,071 shares of Non-voting Common Stock into 502,071 shares of Common Stock) and 880,715 shares of Common Stock, Fund IX/B is the direct beneficial owner of 1,382,786 shares of Common Stock, or approximately 2.02% of the Common Stock outstanding as of the date of this Statement.
     Partners IX, as the sole general partner of Fund IX/A and Fund IX/B, may be deemed to possess indirect beneficial ownership of the 9,676,109 shares of Common Stock beneficially owned in the aggregate by Fund IX/A and Fund IX/B (assuming conversion of all of the shares of Non-voting Common Stock held by Fund IX/A and Fund IX/B into Common Stock). Partners IX is also the direct beneficial owner of 1,418 shares of Common Stock. In total, Partners IX is the beneficial owner of 9,677,527 shares of Common Stock which represents approximately 13.56% of the Common Stock as of the date of this Statement. The filing of this Statement by Partners IX shall not be construed as an admission that Partners IX is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares held by Fund IX/A and Fund IX/B.
     By virtue of its beneficial ownership of 22,663 shares of Non-voting Common Stock (assuming conversion of all such 22,663 shares of Non-voting Common Stock into 22,663 shares of Common Stock) and 39,757 shares of Common Stock, Co-Invest is the direct beneficial owner of 62,420 shares of Common Stock, or approximately 0.09% of the Common Stock as of the date of this Statement.
     GTCR, as the sole general partner of Co-Invest and Partners IX, may be deemed to possess indirect beneficial ownership of the 9,739,947 shares of Common Stock beneficially owned in the aggregate by Fund IX/A, Fund IX/B, Co-Invest and Partners IX (assuming conversion of all of the shares of Non-voting Common Stock held by Fund IX/A, Fund IX/B and Co-Invest into Common Stock), which represents approximately 13.64% of the Common Stock as of the date of this Statement. The filing of this Statement by GTCR shall not be construed as an admission that GTCR is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares held by Fund IX/A, Fund IX/B, Co-Invest and Partners IX.
     (b) The following information assumes (a) conversion of the 3,011,182 shares of Non-voting Common Stock held by Fund IX/A into 3,011,182 shares of Common Stock; (b) conversion of the 502,071 shares of Non-voting Common Stock held by Fund IX/B into 502,071 shares of Common Stock; and (c) conversion of the 22,663 shares of Non-voting Common Stock held by Co-Invest into 22,663 shares of Common Stock.
     Fund IX/A has sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 8,293,323 shares of Common Stock. Fund IX/B has sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 1,382,786 shares of Common Stock. Co-Invest has sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 62,420 shares of Common Stock.
     Partners IX has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 1,418 shares of Common Stock. Also, by virtue of the relationship among Fund IX/A, Fund IX/B and Partners IX described in Item 2, Partners IX may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the 9,676,109 shares of Common Stock beneficially owned in the aggregate by Fund IX/A and Fund IX/B. By virtue of the relationship among Fund IX/A, Fund IX/B, Partners IX, Co-Invest and GTCR described in Item 2, GTCR may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the 9,739,947 shares of Common Stock beneficially owned in the aggregate by Fund IX/A, Fund IX/B, Co-Invest and Partners IX.
     Except with regards to the securities directly held by Partners IX, the filing of this Statement by Partners IX and GTCR shall not be construed as an admission that any of such parties is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.
     (c) Except as otherwise set forth in this Statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A to this Statement, has effected any transactions in the Common Stock during the past 60 days.
     (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this Statement.
     (e) Inapplicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Statement is hereby amended by deleting the existing Item 6 in its entirety and replacing it as follows:
     Reference is made to the responses to Items 1, 2, 3, 4 and 5 of this Statement, which is incorporated by reference in response to this Item.

     Pursuant to the 2007 Stock Purchase Agreement, as amended by the Conversion Agreement, the Issuer agreed to appoint to its board of directors a person nominated by the GTCR Funds (a “Board Representative”), who initially is Collin E. Roche. The GTCR Funds continue to have the right to maintain their designee on the Board so long as the GTCR Funds continue to own at least 50% of the securities issued to the GTCR Funds and other purchasers pursuant to the 2007 Stock Purchase Agreement. In the event that the GTCR Funds do not have a designee on the Board but hold at least 4.9% of the outstanding Common Stock (calculated assuming conversion of any Preferred Stock or Non-voting Common Stock), the GTCR Funds will be entitled to designate an individual to attend, but not vote at, all meetings of the Board and to receive all materials distributed to the members of the Board (a “Board Observer”). The 2007 Stock Purchase Agreement provides also that the GTCR Funds may not, without the consent of the Issuer, acquire stock of the Issuer such that the aggregate number of shares held by the GTCR Funds would exceed 14.9% of the Issuer’s voting stock. The GTCR Funds agreed further, subject to certain exceptions, not to sell, transfer or otherwise dispose of, or enter into any hedging transaction with respect to, the shares of Common Stock acquired pursuant to the 2007 Stock Purchase Agreement (including any shares of Common Stock resulting from conversion of Preferred Stock or Non-voting Common Stock) for a period of one year with respect to 50% of such shares and a period to two years with respect to the remaining 50% of such shares. The Issuer paid the out-of-pocket fees and expenses incurred by the GTCR Funds in connection with the 2007 Stock Purchase Agreement, up to $1.0 million.
     The GTCR Funds, the Issuer and other investors of the Issuer are parties to a Preemptive and Registration Rights Agreement, dated as of December 11, 2007, as amended by Amendment No. 1 to Preemptive and Registration Rights Agreement, dated June 17, 2009 (the “Registration Agreement Amendment,” and together with the Preemptive and Registration Rights Agreement, the “Registration Agreement”) which, subject to certain conditions and limitations, include, among others, the following provisions. This agreement grants to Fund IX/A, so long as Fund IX/A and its affiliates continue to hold 25% of the of the Common Stock acquired by the GTCR Funds pursuant to the 2007 Stock Purchase Agreement (calculated by counting the Preferred Stock and Non-voting Common Stock as if it had been converted to Common Stock), or if Fund IX/A and its affiliates do not hold such amount, the holders of 50% of the Registrable Securities, the right, at any time after December 11, 2008, to demand that the Issuer file a registration statement with the Commission. Such registration statement must register for sale at least 25% (or a lower percentage if the aggregate net offering price exceeds $50,000,000) of the Common Stock then outstanding which has not been registered and which was (a) issued pursuant to the 2007 Stock Purchase Agreement, (b) issued in respect of any shares of Common Stock, Preferred Stock or Non-voting Common Stock issued pursuant to the 2007 Stock Purchase Agreement or the Preferred Stock Purchase Agreement and (c) otherwise acquired by GTCR Funds and the other investors party to the Registration Agreement. The shares of Common Stock referred to in (a), (b) and (c) are collectively referred to herein as the “Registrable Securities.” The Registration Agreement also requires the Issuer to file with the Commission, within nine months of the date of the Registration Agreement, a shelf registration statement (the “Shelf Registration Statement”), which, once it is declared effective by the Commission, Fund IX/A or the holders of 50% of the Registrable Securities may draw down upon an unlimited number of times to register for resale at least 25% of the Registrable Securities (or a lower percentage if the aggregate net offering price exceeds $25,000,000). The Conversion Agreement requires the Issuer to file with the Commission, no later than the earlier of (1) five business days after the issuance by the Issuer of its quarterly earnings release publicly disclosing its financial results for the quarter ended June 30, 2009, or (2) 60 calendar days after date of the Conversion Agreement, a prospectus or prospectus supplement under the Shelf Registration Statement including all Common Stock issuable upon conversion of any shares of Non-voting Common Stock. The GTCR Funds and the other investors party to the Registration Agreement have also the right to include their Registrable Securities on other registration statements filed by the Issuer with the Commission. The Issuer agreed to use its commercially reasonable efforts or, in certain circumstances, its reasonable best efforts to have any of the registration statements described above declared effective by the Commission, to cause such registration statements to remain effective for certain periods, to indemnify the holders of Registrable Securities in certain circumstances and to pay certain expenses related to the registrations described above. The Registration Agreement prohibits the Issuer from granting to any other person or entity the right to request, or to include securities other than Common Stock in, a demand registration. The Registration Agreement also grants the holders of Registrable Securities (including GTCR IX/A and its affiliates) the right to participate in certain registered public offerings of the Issuer’s securities, whether offered by the Company or its stockholders.
     The Registration Agreement requires also that, so long as Fund IX/A and its affiliates maintain a beneficial ownership greater than 5.0% of the outstanding Common Stock of the Issuer (calculated assuming conversion of the Preferred Stock and the Non-voting Common Stock), in the event the Issuer makes an equity offering of Common Stock, Preferred Stock or Non-voting Common Stock (other than in certain circumstances primarily related to compensation plans and acquisitions) for cash (“Qualified Equity Offering”), the Issuer must afford Fund IX/A and its affiliates the right to acquire Common Stock, Preferred Stock or Non-voting Common Stock from the Issuer on the same terms as in such Qualified Equity Offering. Fund IX/A and its affiliates may purchase in such Qualified Equity Offering shares of Common Stock, Preferred Stock or Non-voting Common Stock such that the aggregate percentage beneficial ownership of Common Stock of Fund IX/A and its affiliates before such offering is unchanged following such offering. The public offering of 4,000,000 shares of Common Stock on June 5, 2008 was a Qualified Equity Offering, in connection with which the GTCR Funds and the Issuer entered into the Preferred Stock Purchase Agreement, described herein. A copy of the Registration Agreement and the Registration Agreement Amendment have been filed as exhibits hereto and are incorporated herein by reference.
     In connection with the 2007 Stock Purchase Agreement, the GTCR Funds and the Issuer also entered into a Side Letter Agreement, dated as of November 26, 2007 (the “Side Letter Agreement”), whereby the parties confirmed their understanding and agreement regarding certain matters relating to the transactions contemplated by the 2007 Stock Purchase Agreement and the Registration Agreement. A copy of the Side Letter Agreement has been filed as an exhibit hereto and is incorporated herein by reference.
     Pursuant to the Preferred Stock Purchase Agreement, as amended by the Conversion Agreement, the GTCR Funds continue to have the right to maintain their designee on the Board so long as the GTCR Funds continue to own, directly or indirectly, at least 1,741,553 shares of the Common Stock (assuming conversion of all Preferred Stock and Non-voting Common Stock).
     The Conversion Agreement and Registration Agreement Amendment were entered into in connection with the June 17, 2009 amendment of the Certificate of Incorporation of the Issuer, which both created a new class of Non-voting Common Stock, and amended of the Certificate of Designations of the Preferred Stock to make the Preferred Stock convertible into Non-voting Common Stock instead of Common Stock. Pursuant to the Conversion Agreement, the GTCR Funds converted all of their Preferred Stock into Non-voting Common Stock. The Conversion Agreement also amended the 2007 Stock Purchase Agreement and the Preferred Stock Purchase Agreement to incorporate the concept of Non-voting Common Stock. The Registration Agreement Amendment was entered into to incorporate the concept of Non-voting Common Stock in the Registration Agreement. The Issuer paid the out-of-pocket fees and expenses incurred by the GTCR Funds in connection with the Conversion Agreement, up to $125,000.
     Pursuant to the 2009 Stock Purchase Agreement, the Issuer agreed that, in addition to any rights the GTCR Funds may have pursuant to the 2007 Stock Purchase Agreement to designate and have appointed a Board Representative, or, in the event the GTCR Funds do not have a Board Representative, a Board Observer, for so long as the GTCR Funds hold, directly or indirectly, at least 5.0% of the outstanding Common Stock (assuming conversion of all Non-voting Common Stock and other equity securities of the Issuer held by the GTCR Funds that are convertible into Common Stock), the GTCR Funds shall have the right to designate and replace in their sole discretion (in addition to their Board Representative or Board Observer, as the case may be) one additional individual (the “Observer Representative”) who shall have the right to (i) attend all meetings, including telephonic meetings, of the Board (and any committee thereof) and (ii) receive copies of all notices, minutes, consents, board packets and other materials that the Issuer provides generally to all members of the Board (and any committee thereof) (the “Board Materials”) at the time such Board Materials are distributed to the Board or committee thereof. The Observer Representative will initially be David A. Donnini. The Issuer paid the out-of-pocket fees and expenses incurred by the GTCR Funds in connection with the 2009 Stock Purchase Agreement, up to $300,000.

     Item 7. Material to be filed as Exhibits.
     Item 7 of the Statement is hereby amended by adding the following immediately after the last paragraph thereof:

Exhibit 10	Form of Stock Purchase Agreement, dated as of November 2, 2009, between PrivateBancorp, Inc. and the Purchasers named therein. *

*	Incorporated by reference to Exhibit 10.1 of PrivateBancorp, Inc.’s Current Report on Form 8-K dated November 4, 2009 (Registration No. 000-25887).

SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.
Date: November 12, 2009

GTCR FUND IX/A, L.P.

By:	GTCR Partners IX, L.P.
Its:	General Partner

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-Fact

GTCR FUND IX/B, L.P.

By:	GTCR Partners IX, L.P.
Its:	General Partner

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-Fact

GTCR CO-INVEST III, L.P.

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-Fact

GTCR PARTNERS IX, L.P.

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-Fact

GTCR GOLDER RAUNER II, L.L.C.

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-Fact

SCHEDULE A

     GTCR is managed through a five-person members committee, consisting of Messrs. Philip A. Canfield, David A. Donnini, Joseph P. Nolan, Bruce V. Rauner and Collin E. Roche, who is a director of the Issuer. Decisions of the members committee with respect to the voting and disposition of the shares of Common Stock, Preferred Stock and Non-voting Common Stock are made by a vote of a majority of its members, and, as a result, no single member of the members committee has voting or dispositive authority over such shares. Each of Messrs. Canfield, Donnini, Nolan, Rauner, Roche, along with Messrs. Craig A. Bondy, Barry R. Dunn, David S. Katz and Constantine S. Mihas, is a principal of GTCR, and each of them disclaims beneficial ownership of the shares held by the GTCR Funds, except to the extent of his proportionate pecuniary interest in such shares.
     The principal occupation of each of the individuals listed on this Schedule A is serving as a principal and member of GTCR. Each of the individuals listed on this Schedule A is a citizen of the United States, and the business address of each such individual is GTCR Golder Rauner II, L.L.C., 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654.
     The filing of this Statement shall not be construed as an admission that any of such individuals is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.